

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2020

Fabian G. Deneault
Chairman and President
Digital Development Partners, Inc.
17800 Castleton Street, Suite 300
City of Industry, CA 91748

> **Re: Digital Development Partners, Inc.**
> **Offering Statement on Form 1-A**
> **Filed May 13, 2020**
> **File No. 24-11215**

Dear Mr. Deneault:

We have reviewed your offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information that you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A filed May 13, 2020

General

1. Please include a table of capitalization as required by Part II of Form 1-A. As part of this table, please include the historical capitalization as of December 31, 2019 as well as an adjusted column which reflects the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds. The adjusted column should also include the $50,000 loans incurred in April 2020.

2. We note that Section 6 of the subscription agreement filed as Exhibit 4.1 stipulates that the state and federal courts in Dallas, Texas have exclusive jurisdiction for any legal proceedings relating to the offering circular, including the subscription agreement. Revise to make clear whether the provision applies to actions arising under the Securities Act or the Exchange Act. We note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange

Fabian G. Deneault
Digital Development Partners, Inc.
June 8, 2020
Page 2

Act or its rules and regulation, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or provision created by the Securities Act and its rules and regulations. If the provision applies to Securities Act claims, provide disclosure in the offering circular to state that there is uncertainty on whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and their rules and regulations. Additionally, provide appropriate risk factor disclosure. If the provision does not apply to actions arising under the Securities Act or the Exchange Act, ensure that the provision in the subscription agreement states this clearly.

3.   We note that Section 6 of the subscription agreement filed as Exhibit 4.1 includes a waiver of trial by jury provision. Revise to make clear whether the provision applies to claims under the federal securities laws. If the provision applies to claims under the federal securities laws, provide disclosure of the provision in the offering circular, and indicate that investors cannot waive compliance with the federal securities laws and their rules and regulations. Additionally, provide appropriate risk factor disclosure.

Financial Statements, page 30

4.   Please update your financial statements, including your pro forma statements, in accordance with paragraph (b) of Part F/S of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements before qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Claire Erlanger, Staff Accountant, at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Eric J. Newlan